UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

eHi Car Services Limited

(Name of the Issuer)

Ctrip Investment Holding Ltd.
C-Travel International Limited
Ctrip.com International, Ltd.
Ocean General Partners Limited
Ocean Voyage L.P.
Ocean Imagination L.P.
(Names of Persons Filing Statement)

Class A Common Shares, par value US$0.001 per share*
American Depositary Shares, each representing two Class A Common Shares
(Title of Class of Securities)

26853A100**
(CUSIP Number)

Ctrip Investment Holding Ltd. C-Travel International Limited Ctrip.com International, Ltd. c/o 99 Fu Quan Road, Shanghai 200335 People’s Republic of China Phone: +86 21 3406 4880	Ocean General Partners Limited Ocean Voyage L.P. Ocean Imagination L.P. Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong Fax: +852 3421 0430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong Tel: +852 3740 4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Jing An Kerry Centre, Tower II 1539 Nanjing West Road, Shanghai 200040 People’s Republic of China Tel: +86 21 6193 8200

This statement is filed in connection with (check the appropriate box):

a.             ☐            The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.             ☐            The filing of a registration statement under the Securities Act of 1933.

c.             ☐            A tender offer

d.             ☒           None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
US$58,700,280	US$7,308

*                             Not for trading, but only in connection with the listing on The New York Stock Exchange of the American Depositary Shares, each representing two Class A Common Shares.

**                      CUSIP number of the American Depositary Shares, each representing two Class A Common Shares.

***               Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated based on the purchase of up to 19,131 Class A Common Shares, 7,789,310 Class B Common Shares and 272,358 American Depositary Shares (each, an “ADS”) of eHi Car Services Limited at a price of no less than US$13.50 to US$14.50 per ADS (no less than US$6.75 to US$7.25 per Common Share).

****        The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018, was calculated by multiplying the Transaction Valuation by 0.0001245.

☐                        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits and annexes hereto (this “Schedule 13E-3”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Ctrip Investment Holding Ltd., a company organized under the laws of the Cayman Islands (“Ctrip Investment”); (b) C-Travel International Limited, a company organized under the laws of the Cayman Islands (“C-Travel”); (c) Ctrip.com International, Ltd., a company organized under the laws of the Cayman Islands (“Ctrip”, and together with Ctrip Investment and C-Travel, the “Ctrip Filing Persons”); (d) Ocean General Partners Limited, a company incorporated under the laws of the Cayman Islands (“Ocean GP”); (e) Ocean Voyage L.P., an exempted limited partnership registered under the laws of the Cayman Islands (“Ocean Voyage”), and (f) Ocean Imagination L.P., an exempted limited partnership registered under the laws of the Cayman Islands (“Ocean Imagination” and, together with Ocean GP and Ocean Voyage, the “Ocean Filing Persons”).

On April 2, 2018, an affiliate of the Ocean Reporting Persons, Ocean Link Partners Limited (“OLPL”), submitted a preliminary, non-binding proposal (the “Ocean Proposal”) to the Board of Directors (the “Board”) of eHi Car Services Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), pursuant to which OLPL proposed to acquire all of the outstanding common shares of the Company (the “Common Shares”), including Common Shares represented by ADSs, for US$14.50 in cash per ADS or US$7.25 in cash per Common Share (the “Ocean Proposed Transaction”).

On April 6, 2018, Ctrip Investment entered into a consortium agreement (the “Consortium Agreement”) with Ocean Imagination (the “Ocean Consortium Members,” and collectively, the “Ocean Consortium”), pursuant to which the Ocean Consortium Members will cooperate in good faith in connection with the Ocean Proposed Transaction. The Consortium Agreement provides, among other things, for the cooperation and participation in the: (a) evaluation of the Company, including conducting due diligence of the Company and its business; (b) discussions regarding the Ocean Proposed Transaction and the Company; (c) negotiations of the terms of definitive documentation in connection with the Ocean Proposed Transaction; and (d) engagement of advisors. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) twelve (12) months following the termination of the Consortium Agreement as a result of the Ocean Consortium Members and/or the Company being unable to reach agreement on the terms of the Ocean Proposed Transaction, or (ii) the termination of the Consortium Agreement on the occurrence of other termination events, the Ocean Consortium Members have agreed to deal exclusively with each other with respect to the Ocean Proposed Transaction.

On April 23, 2018, Ignition Growth Capital I, L.P. (“IGC”) and Ignition Growth Capital Managing Directors Fund I, L.P. (“IGCMDF”, and together with IGC, “Ignition”) delivered to Ctrip Investment and Ctrip the Notice of Proposed Sale of Shares of the Company (the “Ignition First Offer Notice”), which set forth the material terms and conditions upon which Ignition proposes to sell Ctrip Investment and Crawford all of the 37,501 Class A Common Shares, 6,187,197 Class B Common Shares and 533,885 ADSs held by them in the Company (the “Ignition Subject Securities”).

On April 25, 2018, GS Car Rental HK Parallel Limited (“GS HK Parallel”) and GS Car Rental HK Limited (“GS HK”, and, together with GS HK Parallel, “GS”) delivered to Ctrip Investment the First Offer Notice (the “GS First Offer Notice”, and, together with the Ignition First Offer Notice, the “First Offer Notices”), which set forth the material terms and conditions upon which GS proposes to sell Ctrip Investment and Crawford all of the 9,081,665 Class B Common Shares held by them in the Company (the “GS Subject Securities”, and, together with the Ignition Subject Securities, the “Subject Securities”).

The First Offer Notices were delivered pursuant to Section 3.7 of the Third Amended and Restated Investors’ Rights Agreement, dated as of December 11, 2013 (the “Investors Rights Agreement”) by and among the Company, Mr. Ruiping Zhang and the other parties listed therein. Pursuant to Section 3.7 of the Investors Rights Agreement, if either Ignition or GS proposes to sell or otherwise transfer any shares of the Company (the “ROFO Shares”) to any third party in a private sale other than their affiliates or competitors of the Company, Ctrip Investment and The Crawford Group, Inc. (“Crawford”) shall have a right of first offer to purchase all but not less than all of the ROFO Shares. If the sum of the ROFO Shares that Ctrip Investment and Crawford wish to purchase under Section 3.7 of the Investors Rights Agreement exceeds the total number of ROFO Shares, Ctrip Investment and Crawford shall each be assigned a pro rata share of the ROFO Shares for purchase. To exercise their rights of first offer, Ctrip Investment and Crawford must indicate their intention to exercise their right of first offer by delivering an acceptance notice in writing within a period of ten (10) days after the date on which they receive each of the Ignition First Offer Notice and the GS First Offer Notice. At the time of filing this Schedule 13E-3, each of Ctrip Investment and Crawford has elected to purchase all of the ROFO Shares. As a result, each of Ctrip Investment and Crawford could purchase its pro rata portion of the ROFO Shares.

The Filing Persons are filing this Schedule 13E-3 because the proposed purchase of the Subject Securities by Ctrip Investment from Ignition and GS on the terms and subject to the conditions set forth in the First Offer Notices (the “ROFO Purchase”), which in light of the formation of the Ocean Consortium and the Ocean Proposed Transaction, may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. In particular, such purchase of securities of the Company may facilitate a transaction that would cause the ADSs to be held of record by fewer than 300 persons, the ADSs to be delisted from The New York Stock Exchange (the “NYSE”) and/or the termination of the registration of the ADSs under Section 12 of the Securities Act of 1933, as amended (the “Securities Act”).

At this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of Filing Persons. At this time, the special committee of the Board, formed to evaluate the preliminary, non-binding proposal submitted by Goliath Advisors Limited (“Goliath”) to the Board on November 26, 2017, pursuant to which it proposed to acquire all of the outstanding Common Shares (including Common Shares represented by ADSs) for US$13.35 in cash per ADS or US$6.675 in cash per Common Share, which was later superseded and replaced by the preliminary, non-binding proposal (the “Chairman Proposal”) submitted by Mr. Ray Ruiping Zhang (the “Chairman”), the Company’s Chairman and Chief Executive Officer and MBK Partners HK Limited (“MBKP”, together with the Chairman and other investors participating in the Chairman Proposal, the “Chairman Consortium”), or any other going-private transaction involving the Company (the “Special Committee”), has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated. The Ocean Proposal provides that a binding commitment with respect to the Ocean Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documents. If and when such a transaction is agreed to between the Ocean Consortium and the Company, the Filing Persons intend to amend this Schedule 13E-3.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1            Summary Term Sheet

This Schedule 13E-3 is being filed in connection with the ROFO Purchase by Ctrip Investment from Ignition and GS on the terms and subject to the conditions set forth in the First Offer Notices. The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchase, in light of the formation of the Ocean Consortium and the Ocean Proposed Transaction, may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act.

ROFO Purchase

At the time of filing this Schedule 13E-3, each of Ctrip Investment and Crawford has elected to purchase all of the ROFO Shares. As a result, each of Ctrip Investment and Crawford could purchase its pro rata portion of the ROFO Shares.

Ignition Purchase

The Filing Persons anticipate that the purchase of the Ignition Subject Securities would likely be effected with Ctrip Investment entering into a securities purchase agreement with Ignition, pursuant to which at the closing (“Ignition ROFO Closing”), Ignition may sell to Ctrip Investment, and Ctrip Investment will purchase from Ignition, 19,131 Class A Common Shares, 3,156,358 Class B Common Shares and 272,358 ADSs (representing 544,716 Class A Common Shares) for a purchase price per ADS of US$13.50 and an aggregate purchase price of approximately US$25,111,381.

GS Purchase

The Filing Persons anticipate that the purchase of the GS Subject Securities would likely be effected with Ctrip Investment entering into a securities purchase agreement with GS, pursuant to which at the closing (“GS ROFO Closing”), GS may sell to Ctrip Investment, and Ctrip Investment will purchase from 4,632,952 Class B Common Shares for a purchase price per ADS of no less than US$14.50 and an aggregate purchase price of approximately US$33,588,899. Pursuant to the GS First Offer Notice, until the later of (i) 18 months from the date of the GS ROFO Closing, or (ii) (a) the completion of the Transaction or any other competing go-private transaction submitted to the Board, or (b) the withdrawal and/or termination of the Transaction or any other competing go-private transaction submitted to the board of directors of the Company: the purchase price for the GS Subject Securities may be adjusted upwards to reflect the difference between (i) the higher price per Common Share (or the equivalent price per ADS) (A) paid by Ctrip Investment or the Ocean Consortium to any other holder of the outstanding Common Shares or ADS of the Company either via a direct or indirect sale, or (B) paid to us by another Ocean Consortium Member that has submitted a go-private proposal to the Company and (ii) US$7.25 (equivalent to a price of US$14.50 per ADS).

Item 2            Subject Company Information

The Filing Persons are filing this Schedule 13E-3 because the Filing Persons intend to purchase securities of the Company, eHi Car Services Limited. The principal offices of the Company are located at Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai 200062, People’s Republic of China. The Company’s telephone number is +86 21 6468 7000.

As of April 26, 2018, the Company had 74,279,018 Class A Common Shares (each a “Class A Common Share”) and 65,638,557 Class B Common Shares (each a “Class B Common Share”), in each case, outstanding, and approximately 1,027,288 Class A Common Shares were represented by ADSs, as set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the SEC on April 30, 2018 (the “Annual Report”).

The ADSs are traded on the NYSE under the symbol “EHIC”. The high and low sales prices of the ADSs during each quarter during the last two years are as follows:

Quarter-End Date	High Sales Price (US$)	Low Sales Price (US$)
06/30/2016	12.00	9.47
09/30/2016	11.72	9.83
12/31/2016	11.35	8.32
03/31/2017	10.78	9.48
06/30/2017	10.29	9.25
09/30/2017	10.00	8.91
12/31/2017	12.20	9.75
03/31/2018	12.77	11.33
Current fiscal quarter (through May 3, 2018)	13.30	12.31

According to information provided by the Company to the Filing Persons and the Company’s Annual Report, the Company has not paid any dividends during the past two years with respect to the ADSs or the Common Shares.

Item 3            Identity and Background of Filing Person

Ctrip Filing Persons

Each of Ctrip Filing Persons is a company organized under the laws of the Cayman Islands. The principal business and office address of each Ctrip Filing Person is 99 Fu Quan Road, Shanghai 200335, The People’s Republic of China.

Ctrip is a leading provider of accommodation reservation, transportation ticketing, package tour and corporate travel management and other travel-related services in China. It has gone through rapid growth since its inception in 1999 and become China’s largest travel company. Ctrip, along with its invested companies, generated more than RMB350 billion in gross merchandise value in 2015. Ctrip is currently listed on the NASDAQ with a market cap of roughly US$20 billion, which makes it one of the world’s largest online travel agents. C-Travel and Ctrip Investment are formed to carry out the various equity and/or strategic investment activities of Ctrip.

The Ocean Filing Persons

Each of Ocean Imagination and Ocean Voyage is an exempted limited partnership registered under the laws of the Cayman Islands. Ocean GP is a company incorporated under the laws of the Cayman Islands. The principal business address of each Ocean Reporting Person is Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong.

Ocean Imagination is an investment holding vehicle and engages in investments in the travel industry in China. Ocean Voyage is the general partner of Ocean Imagination and Ocean GP is the general partner of Ocean Voyage.

Additional information regarding the Filing Persons is set forth in Annex A, which is attached hereto and incorporated herein by reference.

Item 4            Terms of the Transaction

At the time of filing this Schedule 13E-3, each of Ctrip Investment and Crawford has elected to purchase all of the ROFO Shares. As a result, each of Ctrip Investment and Crawford could purchase its pro rata portion of the ROFO Shares.

Ignition Purchase

The Filing Persons anticipate that the purchase of the Ignition Subject Securities would likely be effected with Ctrip Investment entering into a securities purchase agreement with Ignition, pursuant to which at the closing (“Ignition ROFO Closing”), Ignition may sell to Ctrip Investment, and Ctrip Investment will purchase from Ignition, 19,131 Class A Common Shares, 3,156,358 Class B Common Shares and 272,358 ADSs (representing 544,716 Class A Common Shares) for a purchase price per ADS of US$13.50 and an aggregate purchase price of approximately US$25,111,381.

GS Purchase

The Filing Persons anticipate that the purchase of the GS Subject Securities would likely be effected with Ctrip Investment entering into a securities purchase agreement with GS, pursuant to which at the closing (“GS ROFO Closing”), GS may sell to Ctrip Investment, and Ctrip Investment will purchase from GS 4,632,952 Class B Common Shares for a purchase price per ADS of no less than US$14.50 and an aggregate purchase price of approximately US$33,588,899. Pursuant to the GS First Offer Notice, until the later of (i) 18 months from the date of the GS ROFO Closing, or (ii) (a) the completion of the Transaction or any other competing go-private transaction submitted to the board of directors of the Company, or (b) the withdrawal and/or termination of the Transaction or any other competing go-private transaction submitted to the board of directors of the Company: the purchase price for the GS Subject Securities may be adjusted upwards to reflect the difference between (i) the higher price per Common Share (or the equivalent price per ADS) (A) paid by Ctrip Investment or the Ocean Consortium to any other holder of the outstanding Common Shares or ADS of the Company either via a direct or indirect sale, or (B) paid to us by another Ocean Consortium Member that has submitted a go-private proposal to the Company and (ii) US$7.25 (equivalent to a price of US$14.50 per ADS).

The securities purchase agreements have not been negotiated nor finalized among Ctrip Investment, Ignition or GS. The securities purchase agreements are contemplated to contain customary terms and conditions.

Different Terms, Dissenters’ Rights, Provisions for Unaffiliated Security Holders, Eligibility of Listing or Trading

The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchase may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated. The Ocean Proposal provides that a binding commitment with respect to the Ocean Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documents. Therefore, in connection with the ROFO Purchase: (a) there are no terms or arrangements of a Rule 13e-3 transaction that treat any holders of Common Shares or ADSs differently from other holders of Common Shares or ADSs; (b) there are no dissenters’ or appraisal rights available to the holders of Common Shares under the laws of the Cayman Islands; (c) no provision has been made to (i) grant unaffiliated security holders access to the corporate files of the Filing Persons or (ii) obtain counsel or appraisal services at the expense of the Filing Persons; and (d) there is no transaction involving the offer of securities of any of the Filing Persons in exchange for Common Shares or ADSs held by unaffiliated security holders of the Company.

Item 5            Past Contacts, Transactions, Negotiations and Agreements

All dates and times referenced in this Item 5 to this Schedule 13E-3 refer to China Standard Time.

(a)         Transactions.

The Company is the designated and preferred business partner of Ctrip in providing car rental services. Ctrip has integrated access to the Company’s car rental reservation system on its website since May 2012 and in its mobile applications since June 2014. In addition, in December 2014, the Company started to expand and promote its chauffeured car services to business-to-consumer model, primarily through Ctrip’s platform. While the Company maintains cooperation with Ctrip in various aspects, the Company has not entered into any written partnership agreement with Ctrip. For more information on the Company’s past business transactions with Ctrip, please refer to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 30, 2018.

(b)         Significant Corporate Events.

Not applicable.

(c)          Negotiations or Contacts.

The GAL Proposal

On November 26, 2017, the Company received a preliminary non-binding proposal letter from Goliath to acquire all outstanding Common Shares of the Company for US$13.35 in cash per ADS or US$6.675 per common share in cash.

On December 7, 2017, the Chairman, together with the Company’s financial advisor, met with Ctrip representatives to invited Ctrip to join a consortium with Goliath and the Chairman, with Ctrip being a rollover shareholder. Nothing was formalized at the meeting.

The Chairman Proposal

Between late December 2017 and early April 2018, representatives of Ctrip attended several meetings and teleconferences with the Chairman, the Company’s financial advisor, and, after the Chairman Consortium was formed,  occasionally other representatives from the Chairman Consortium to discuss the prospect of Ctrip joining the Chairman and the Chairman Consortium supporting the Chairman Proposal.

During these discussions and meetings, the representatives of Ctrip and the Chairman Consortium were unable to reach an agreement on the terms under the Chairman Proposal.

The Ocean Proposal

On April 2, 2018, OLPL submitted the Ocean Proposal to the Board, pursuant to which OLPL, an affiliate of the Ocean Filing Persons, proposed to acquire all of the outstanding Common Shares, including Common Shares represented by ADSs, for US$14.50 in cash per ADS or US$7.25 in cash per Common Share.

On the morning of April 3, 2018, given that the Company had not disclosed the Ocean Proposal, representatives of the Ocean Filing Persons reached out to shareholders of the Company, including representatives of Ctrip, to explore the possibility of such shareholders joining OLPL in the Ocean Proposed Transaction.

Also on April 3, 2018, representative of Duff & Phelps, financial advisor to the Special Committee, contacted representatives of the Ocean Filing Persons to discuss the Ocean Proposal. During the discussion, representatives of the Ocean Filing Persons expressed the strong commitment of the Ocean Filing Persons to bring the Ocean Proposed Transaction to fruition and their willingness to cooperate with the Special Committee to expedite the Ocean Proposed Transaction from a logistical perspective, including due diligence and negotiation of definitive documents. After the discussion, representatives of Duff & Phelps proposed a call between representatives of the Ocean Filing Persons and Fenwick & West LLP (“Fenwick”), U.S. legal counsel to the Special Committee.

On April 4, 2018, representatives of Duff and Phelps, Fenwick, the Ocean Filing Persons and Skadden, Arps, Slate, Meagher & Flom LLP, U.S. legal counsel to the Filing Persons, held a telephonic meeting. On the call, the Ocean Filing Persons reiterated its strong interests and willingness to discuss with the Special Committee and the Board to bring to the Ocean Proposal to a successful conclusion. At the conclusion of the meeting, representatives of Duff and Phelps and Fenwick stated that they would discuss with the Special Committee with respect to the Ocean Proposal.

On April 6, 2018, Ctrip Investment entered into the Consortium Agreement with Ocean Imagination, pursuant to which the Ocean Consortium Members will cooperate in good faith in connection with the Ocean Proposed Transaction.

Later that day, the Board convened a special meeting to consider the transaction contemplated by the Chairman Proposal. At the beginning of the meeting, the director nominated by Ctrip to the Company’s Board (the “Ctrip Director “) reiterated to the Board that the meeting was invalidly convened. Each of the remaining directors of the Board disclosed his or her interests in the Chairman Transaction. The Board then proceeded to approve the Chairman Proposal and pass the board resolutions that were circulated immediately prior to the board meeting.

Immediately after the board meeting held on April 6, 2018, the Company executed the Chairman Transaction Documents with the Chairman and other parties thereto and then issued a press release announcing the execution of the Chairman Transaction Documents, and furnished the press release as an exhibit to its current report on Form 6-K.

On April 9, 2018, the Ctrip Filing Persons filed an amendment to its Schedule 13D disclosing the entering into of the Consortium Agreement between the Ocean Consortium Members. The Ctrip Filing Persons also disclosed in the amendment to Schedule 13D that the intention of the Ocean Consortium is to pursue the Ocean Proposed Transaction.

On April 10, 2018, the Board convened a special meeting to discuss developments related to the taking-private transaction and any related considerations or actions of the Board. At the beginning of the meeting, the Ctrip Director reiterated to the Board that the meeting was invalidly convened. Each of the remaining directors declared his or her interests in the Chairman Transaction. The Board reaffirmed and ratified the resolution passed at the special meeting of the Board convened on April 6, 2018

On April 13, 2018, the Ocean Consortium filed a petition and a summons for injunctive relief to the Cayman Islands Grand Court. The main purposes of these Court filings are to restrain the reliance upon, and declare void, resolutions passed at the Board Meeting dated April 6, 2018 in relation to the Chairman Proposal, and to direct the Special Committee to diligently consider the Ocean Proposal.

On April 23, 2018, Ignition delivered to Ctrip Investment and Ctrip the Ignition First Offer Notice, which set forth the material terms and conditions upon which Ignition proposes to sell Ctrip Investment the Ignition Subject Securities.

On April 25, 2018, GS delivered to Ctrip Investment the GS First Offer Notice, which set forth the material terms and conditions upon which GS proposes to sell Ctrip Investment the GS Subject Securities.

On April 27, 2018, Ctrip Investment delivered to GS a ROFO acceptance notice confirming its commitment to purchase all of the GS Subject Securities.

On May 3, 2018, Ctrip Investment delivered to Ignition a ROFO acceptance notice confirming its commitment to purchase all of the Ignition Subject Securities.

Item 6            Purposes of the Transaction and Plans or Proposals

This Schedule 13E-3 is being filed in connection with the ROFO Purchase by Ctrip Investment from Ignition and GS on the terms and subject to the conditions set forth in the First Offer Notices. The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchase, in light of the formation of the Ocean Consortium and the Ocean Proposed Transaction, may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act.

The Ocean Filing Persons beneficially own (i) 538,764 Class A Common Shares (including 438,764 Class A Common Shares represented by 219,382 ADSs), and (ii) 8,599,211 Class B Common Shares, which represent approximately 6.5% of the total outstanding Common Shares.

The Ctrip Filing Persons beneficially own (i) 4,300,000 Class A Common Shares, and (ii) 15,168,193 Class B Common Shares, which represent approximately 13.9% of the total outstanding Common Shares.

If the ROFO Purchase is consummated, the Ctrip Filing Persons will beneficially own (i) 8,020,205 Class A Common Shares (including Class A Common Shares represented by ADSs and assuming (A) all of the Class B Common Shares transferred by Ignition to Ctrip Investment will be converted into an equal number of Class A Common Shares, and (B) all of the Class B Common Shares transferred by GS to Ctrip Investment will remain as Class B Common Shares), and (ii) 19,801,145 Class B Common Shares, which represent approximately 19.9% of the total outstanding Common Shares.

The Filing Persons may be deemed to beneficially own 20.4% of the total outstanding Common Shares. If the ROFO Purchase is consummated, the Filing Persons will beneficially own 26.4% of the total outstanding Common Shares.

Holders of Class A Common Shares are entitled to one vote per share, while holders of Class B Common Shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A Common Shares and the Class B Common Shares beneficially owned by the Filing Persons represent approximately 33.2% of the aggregate voting power of the total outstanding Common Shares. If the ROFO Purchase is consummated and assuming (A) all of the Class B Common Shares transferred by Ignition to Ctrip Investment will be converted into an equal number of Class A Common Shares, and (B) all of the Class B Common Shares transferred by GS to Ctrip Investment will remain as Class B Common Shares, the Class A Common Shares and the Class B Common Shares beneficially owned by the Filing Persons represent approximately 40.0% of the aggregate voting power of the total outstanding Common Shares.

The percentages set forth above in this Item 6 are calculated based on 74,279,018 Class A Common Shares and 65,638,557 Class B Common Shares, in each case, outstanding as of April 26, 2018, as set forth in the Company’s Annual Report.

In addition, as contemplated by the Ocean Proposal, the Filing Persons seek to enter into the Ocean Proposed Transaction with the Company. The Filing Persons anticipate that the Ocean Proposed Transaction would likely be effected pursuant to a merger of a special purpose entity with and into the Company, with the Company surviving the merger as the surviving company and a wholly-owned subsidiary of a share holding entity to be formed by the Filing Persons (“Holdco”). Such a merger would result in, among other things, Holdco owning all of the issued and outstanding Common Shares (including Common Shares represented by ADSs), the ADSs ceasing to be listed for trading on the NYSE, the termination of the registration of the ADSs under Section 12 of the Securities Act, a change in the board of directors of the Company (as the surviving company in such merger) to consist solely of persons to be designated by the Ocean Consortium Members and a change in the Company’s memorandum and articles of association to reflect the fact that the Company would become a privately held company. Notwithstanding the foregoing, at this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated. The Ocean Proposal provides that a binding commitment with respect to the Ocean Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documents, which such terms and conditions will ultimately determine the effects the Ocean Proposed Transaction would have with respect to the Company, the Common Shares (including the ADSs) and the shareholders of the Company.

In the event that the Company enters into a definitive agreement with the Ocean Consortium (or any affiliates thereof) with respect to the Ocean Proposed Transaction and the Ocean Proposed Transaction is submitted for the authorization and approval by the Company’s shareholders at an extraordinary general meeting, the Filing Persons intend to vote or give voting instructions with respect to all Common Shares beneficially owned by them, in favor of the authorization and approval of the Ocean Proposed Transaction and against any alternative transaction, and intend to roll over the Common Shares owned by them (including ADSs representing Common Shares) in exchange for equity interests in Holdco.

Item 7            Purposes, Alternatives, Reasons and Effects

At this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchase may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. For the Ocean Consortium, the purpose of the Ocean Proposed Transaction is to enable the Ocean Consortium to acquire 100% ownership of the Company, in a transaction in which the holders of the Shares of the Company unaffiliated with the Ocean Consortium will be cashed out in exchange for US$14.50 in cash per ADS or US$7.25 in cash per Common Share, so that the Ocean Consortium Members will bear the rewards and risks of the sole ownership of the Company after the completion of the Ocean Proposed Transaction, including any increases in value of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses.

At this time, the Special Committee has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated. The Ocean Proposal provides that a binding commitment with respect to the Ocean Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documents. In the event a definitive agreement or understanding is entered into with respect to the Ocean Proposed Transaction, the Filing Persons anticipate that the Ocean Proposed Transaction would likely be effected pursuant to a merger of a special purpose entity with and into the Company, with the Company surviving the merger as the surviving company and a wholly-owned subsidiary of Holdco. Such a merger would result in, among other things, Holdco owning all of the issued and outstanding Common Shares (including Common Shares represented by ADSs), the ADSs ceasing to be listed for trading on the NYSE, the termination of the registration of the ADSs under Section 12 of the Securities Act, a change in the board of directors of the Company (as the surviving company in such merger) to consist solely of persons to be designated by the Ocean Consortium Members and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company. However, the terms and conditions of such a definitive agreement or understanding, if any, will ultimately determine the effects the Ocean Proposed Transaction would have with respect to the Company, the Common Shares (including the ADSs) and the shareholders of the Company.

Item 8            Fairness of the Transaction

The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchase may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons with respect to which the Filing Persons would be able to assess the fairness to the unaffiliated security holders of the Company. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated. Accordingly, this item is not applicable at this time.

Item 9            Reports, Opinions, Appraisals and Negotiations

The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchase may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated. Accordingly, at this time, no report or opinion or appraisal from an outside party has been received by the Filing Persons that is materially related to the ROFO Purchase or a Rule 13e-3 transaction.

Item 10     Source and Amount of Funds or Other Consideration

The Ocean Proposed Transaction

The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchase may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons, with respect to which the source and amount of funds or other consideration could be stated in response to this item. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated.

The ROFO Purchase

The total amount of funds required to complete the ROFO Purchase will be approximately US$58,700,280. The source of the funds for the ROFO Purchase will be the Ctrip Filing Persons’ funds available for investment.

Item 11     Interest in Securities of the Subject Company

(a)         Securities Ownership.

As of the date of this Schedule 13E-3, the Ocean Filing Persons beneficially own 538,764 Class A Common Shares (including 438,764 Class A Common Shares represented by 219,382 ADSs), and (ii) 8,599,211 Class B Common Shares, which represent approximately 6.5% of the total outstanding Common Shares or approximately 11.8% of the aggregate voting power of the total outstanding Common Shares.

As of the date of this Schedule 13E-3, (i) Ctrip Investment holds 4,300,000 Class A Common Shares and 15,168,193 Class B Common Shares, which represent approximately 13.9% of the total outstanding Common Shares or approximately 21.4% of the aggregate voting power of the total outstanding Common Shares; (ii) C-Travel may be deemed under Rule 13d-3 under the Exchange Act to beneficially own the 4,300,000 Class A Common Shares and 15,168,193 Class B Common Shares held by Ctrip Investment, which represent approximately 13.9% of the total outstanding Common Shares or approximately 21.4% of the aggregate voting power of the total outstanding Common Shares; and (iii) Ctrip may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 4,300,000 Class A Common Shares and 15,168,193 Class B Common Shares held by Ctrip Investment, which represent approximately 13.9% of the total outstanding Common Shares or approximately 21.4% of the aggregate voting power of the total outstanding Common Shares.

If the ROFO Purchase is consummated, the Ctrip Filing Persons will beneficially own (i) 8,020,205 Class A Common Shares (including Class A Common Shares represented by ADSs and assuming (A) all of the Class B Common Shares transferred by Ignition to Ctrip Investment will be converted into an equal number of Class A Common Shares, and (B) all of the Class B Common Shares transferred by GS to Ctrip Investment will remain as Class B Common Shares), and (ii) 19,801,145 Class B Common Shares, which represent approximately 19.9% of the outstanding Common Shares.

The percentages set forth above in subsection (a) of this Item 11 are calculated based on 74,279,018 Class A Common Shares and 65,638,557 Class B Common Shares, in each case, outstanding as of April 26, 2018, as set forth in the Company’s Annual Report.

The Filing Persons may be deemed to be a “group” pursuant to Section 13(d) of the Exchange Act as a result of entering into the Consortium Agreement.

(b)         Securities Transaction.

On April 12, 2018, Ocean Imagination acquired (i) 538,764 Class A Common Shares (including 438,764 Class A Common Shares represented by 219,382 ADSs), and (ii) 8,599,211 Class B Common Shares, which represent approximately 6.5% of the total outstanding Common Shares from CDH Venture Partners II, L.P. pursuant to a certain purchase and voting agreement dated as of April 5, 2018 entered into by and between these parties on April 5, 2018. Additional information regarding the purchase could be found in the Schedule 13D filed by the Ocean Filing Persons on April 5, 2018. A copy of the purchase and voting agreement was filed as Exhibit 7.03 to the Schedule 13D.

Except as set forth above in subsection (b) of this Item 11, none of the Filing Persons has effected any transactions relating to the ADSs or Common Shares during the past 60 days.

Item 12     The Solicitation or Recommendation

The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchase may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated. Accordingly, no solicitation or recommendation is being made relating to the ROFO Purchase or a Rule 13e-3 transaction.

Item 13     Financial Statements

(a)         Financial Information.

(1)         The audited financial statements of the Company for the years ended December 31, 2015 and December 31, 2016 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2016, filed with the SEC on April 27, 2017. The audited condensed consolidated financial statements of the Company for the year ended December 31, 2017 are incorporated herein by reference to the Company’s Annual Report on Form 20-F furnished to the SEC on April 30, 2018.

(2)         According to the Schedule 13E-3 filed by MBKP and other members of the Chairman Consortium formed to pursue the Chairman Transaction with the SEC on March 9, 2018, (i) the ratio of earnings to fixed charges for the years ended December 31, 2015 and December 31, 2016 was 0.60 and 1.13, respectively, and (ii) the ratio of earnings to fixed charges for the six-month periods ended June 30, 2016 and June 30, 2017 was 0.94 and 1.62, respectively.

(3)         According to the Schedule 13E-3 filed by MBKP and other members of the Chairman Consortium formed to pursue the Chairman Transaction with the SEC on March 9, 2018, the book value per Common Share as of June 30, 2017 was US$4.35 (or US$8.70 per ADS).

Information incorporated herein by reference has been filed or furnished by the Company with the SEC as stated above. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at +1 (800) SEC-0330. Copies of such materials may also be accessed through the SEC’s website at http://www.sec.gov.

(b)         Pro Forma Information.

Not applicable.

Item 14     Persons/Assets, Retained, Employed, Compensated or Used

The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchase may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated. Accordingly, at this time, no persons are employed, retained or to be compensated, and no assets have been or will be employed or used, in connection with the ROFO Purchase or a Rule 13e-3 transaction that would be responsive to this item.

Item 15     Additional Information

Not applicable.

Item 16     Exhibits

(a)         Not applicable

(b)         Not applicable

(c)          Not applicable

(d) - (1)        Proposal from OLPL, dated April 2, 2018, incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by the Ocean Filing Persons and other filing parties therein with the SEC on April 5, 2018.

(d) - (2)        Consortium Agreement, dated as of April 6, 2018, executed by Ctrip Investment and Ocean Imagination, incorporated herein by reference to Exhibit 7.02 to the Schedule 13D/A filed by the Ocean Filing Persons and other filing parties therein with the SEC on April 10, 2018.

(f)           Not applicable

(g)          Not applicable

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2018

CTRIP INVESTMENT HOLDING LTD.

By:	/s/ Xiaofan Wang
Name:	Xiaofan Wang
Title:	Director

C-TRAVEL INTERNATIONAL LIMITED

By:	/s/ Xiaofan Wang
Name:	Xiaofan Wang
Title:	Director

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Xiaofan Wang
Name:	Xiaofan Wang
Title:	Chief Financial Officer

OCEAN IMAGINATION L.P. a Cayman Islands exempted limited partnership

By:	Ocean Voyage L.P.
its General Partner

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

OCEAN VOYAGE L.P. a Cayman Islands exempted limited partnership

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

OCEAN GENERAL PARTNERS LIMITED

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

Exhibit Index

(a)         Not applicable

(b)         Not applicable

(c)          Not applicable

(d) - (1)   Proposal from OLPL, dated April 2, 2018, incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by the Ocean Filing Persons and other filing parties therein with the SEC on April 5, 2018.

(d) - (2)   Consortium Agreement, dated as of April 6, 2018, executed by Ctrip Investment and Ocean Imagination, incorporated herein by reference to Exhibit 7.02 to the Schedule 13D/A filed by the Ocean Filing Persons and other filing parties therein with the SEC on April 10, 2018.

(f)           Not applicable

(g)          Not applicable

Annex A

Directors and Executive Officers of Each Filing Person

1.              The Directors and Executive Officers of the Ctrip Filing Persons

Ctrip Investment, C-Travel and Ctrip are exempted company organized under the laws of the Cayman Islands. Ctrip Investment is wholly-owned by C-Travel, and C-Travel is wholly-owned by Ctrip. The principal business of Ctrip Investment and C-Travel is investment activities. Ctrip is a company listed on the NASDAQ Global Select Market. The business address and telephone number for each of Ctrip Investment, C-Travel and Ctrip is c/o 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, +86 21 3406 4880.

The following table sets forth information regarding the directors of Ctrip Investment and C-Travel as of the date of this Schedule 13E-3.

Name	Present Principal Occupation	Business Address
Directors:
Cindy Xiaofan Wang	Chief Financial Officer and Executive Vice President of Ctrip	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Executive Officers:
N/A

The following table sets forth information regarding the directors and executive officers of Ctrip as of the date of this Schedule 13E-3.

Name	Present Principal Occupation	Business Address
Directors:
James Jianzhang Liang	Co-founder, Executive Chairman of the Board	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Min Fan	Co-founder, Vice Chairman of the Board and President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Jane Jie Sun	Chief Executive Officer and Director	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Qi Ji	Co-founder, Independent Director	No. 2266 Hongqiao Road, Changning District, Shanghai 200335, People’s Republic of China
Gabriel Li	Vice Chairman of the Board, Independent Director	Suite 6211-12, 62/F, The Center, 99 Queen’s Road Central, Hong Kong
JP Gan	Independent Director	4205-4206, 42/F, Gloucester Tower, The Landmark, Central, Hong Kong
Robin Yanhong Li	Director	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Herman Yu	Director	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Neil Nanpeng Shen	Co-founder, Independent Director	Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong
Executive Officers:
Cindy Xiaofan Wang	Chief Financial Officer and Executive Vice President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Maohua Sun	Chief Operating Officer and Executive Vice President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Xing Xiong	Executive Vice President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China

During the past five years, none of Ctrip Investment, C-Travel, Ctrip or any of the persons listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

2.              The Directors and Executive Officers of the Ocean Filing Persons

Neither Ocean Imagination L.P. nor Ocean Voyage L.P. has executive officers or directors.

The names of the directors and the names and titles of the executive officers of Ocean General Partners Limited and their principal occupations are set forth below.

Name	Present Principal Occupation	Business Address
Directors:
Chi Zhang	Director	Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong
James Jianzhang Liang	Director	Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong
Nanyan Zheng	Management	Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong
Tianyi Jiang	Management	Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong
Executive Officers:
N/A

During the past five years, none of Ocean GP, Ocean Voyage, Ocean Imagination or any of the persons listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.